1026025

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032380

REGISTRANT'S NAME Brazil Realty S.A

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4454 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 4/26/02

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original opinion in Portuguese
expressed on financial statements prepared in conformity with
accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

February 18, 2002

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have audited the accompanying balance sheets of Brazil Realty S.A. Empreendimentos e Participações and the consolidated balance sheets of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies as of December 31, 2001 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Brazil Realty S.A. Empreendimentos e Participações and the consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

PRICEWATERHOUSECOOPERS

February 18, 2002
Brazil Realty S.A. Empreendimentos e Participações

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Brazil Realty S.A. Empreendimentos e Participações and of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies at December 31, 2001 and the results of operations, the changes in stockholders' equity and the changes in financial position of Brazil Realty S.A. Empreendimentos e Participações, as well as the consolidated results of operations and the changes in consolidated financial position of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies for the year then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

4 The audit of the financial statements (parent company and consolidated) as of and for the year ended December 31, 2000, presented for comparison purposes, was conducted under the responsibility of other independent accountants, who issued an unqualified opinion thereon dated February 9, 2001.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Balance Sheet at December 31

In thousands of reais

Assets	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Current assets				
Available funds	17,524	19,969	83,197	96,771
Marketable securities	9,243			
Accounts receivable	44,330	36,938	112,234	69,664
Properties for sale	81,056	17,386	121,348	61,305
Taxes and contributions recoverable	13,928	11,178	14,378	11,368
Dividends receivable	5,484	929		
Deferred selling expenses	662	1,749	1,426	3,662
Other	3,563	1,636	1,002	3,642
	175,790	89,785	333,585	246,412
Long-term receivables				
Accounts receivable	45,570	60,121	94,643	110,310
Related companies	7,702	6,829		
Deferred income tax and social contribution	9,712	2,893	10,091	2,980
Other	3	3	17	3
	62,987	69,846	104,751	113,293
Permanent assets				
Investments in subsidiary and associated companies	205,936	202,859	2,290	2,774
Other investments		30,041		30,041
Property and equipment	18,741	29,469	73,709	83,366
Deferred charges	218	279	218	739
	224,895	262,648	76,217	116,920
Total assets	463,672	422,279	514,553	476,625

Liabilities and stockholders' equity	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Current liabilities				
Provision for budgeted costs	39,290	28,540	47,493	37,186
Payables for purchase of properties	9,144	1,441	19,626	11,584
Dividends payable	20,000	20,000	20,000	20,000
Provision for income tax and social contribution			69	335
Related companies	31,199	30,251		
Loans and financings	9,465	6,704	9,465	21,704
Taxes and contributions payable	1,648	572	5,982	1,150
Current accounts with partners in developments	31,857		18,292	5,290
Other	4,129	886	6,699	1,196
	146,732	88,394	127,626	98,445
Long-term liabilities				
Loans and financings	46,728	42,688	46,744	42,688
Deferred results on sales of properties	5,369	10,117	45,169	47,264
Provision for budgeted costs	9,570	28,594	21,598	29,205
Payables for purchase of properties		14,341		7,535
Provision for contingencies	13,997	9,554	18,901	9,619
Deferred income tax and social contribution	5,609		7,797	1,251
Other			386	407
	81,273	105,294	140,595	137,969
Minority interest			10,665	11,620
Stockholders' equity				
Capital	163,566	158,466	163,566	158,466
Revenue reserves	78,571	76,595	78,571	76,595
Treasury shares	(6,470)	(6,470)	(6,470)	(6,470)
	235,667	228,591	235,667	228,591
Total liabilities and stockholders' equity	463,672	422,279	514,553	476,625

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Statement of Income
Years Ended December 31
In thousands of reais, expect net income per share

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

	Parent company		Consolidated	
	2001	2000	2001	2000
Gross sales and services				
Developments	61,196	47,733	140,569	133,877
Resale of properties	75		2,488	9,936
Rent of properties	7,895	7,857	17,674	16,863
Services rendered and other	29		4,355	1,955
Taxes on sales and services	(3,439)	(6,135)	(10,953)	(6,890)
Net sales and services	65,756	49,455	154,133	155,741
Cost of sales				
Properties sold	(43,039)	(29,071)	(73,415)	(73,499)
Properties resold	(76)		(4,207)	(4,705)
Rented properties	(518)	(514)	(2,086)	(2,809)
	(43,633)	(29,585)	(79,708)	(81,013)
Gross profit	22,123	19,870	74,425	74,728
Operating (expenses) income				
Selling	(14,536)	(11,216)	(22,349)	(16,781)
General and administrative	(6,848)	(6,467)	(12,148)	(9,060)
Management fees	(1,000)	(1,479)	(1,000)	(1,479)
Equity in the results of subsidiary and associated companies				
Equity in the results and appreciation of quotas	41,816	53,111		
Other	(30)	(3,145)	(191)	(3,192)
Financial expenses	(31,975)	(40,666)	(34,635)	(45,614)
Financial income	11,213	16,999	25,898	36,784
Other operating income, net	3	4	891	273
	(1,357)	7,141	(43,534)	(39,069)
Profit before taxation	20,766	27,011	30,891	35,659
Income tax and social contribution				
Deferred	1,210	2,893	565	1,729
For the year			(4,595)	(1,734)
Income before minority interest	21,976	29,904	26,861	35,654
Minority interest			(4,885)	(5,750)
Income before reversal of interest on own capital	21,976	29,904	21,976	29,904
Reversal of interest on own capital	6,000	19,750	6,000	19,750
Net income for the year	27,976	49,654	27,976	49,654
Net income per share - R$	0.35	0.62		

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Changes in Stockholders' Equity
In thousands of reais

		Revenue reserves				
	Capital	Legal	Profits retention	Retained earnings	Treasury shares	Total
At December 31, 1999	123,546	4,697	61,994		(6,470)	183,767
Capital increase						
In cash and capitalization of credits - minutes of the July 28 meeting	18,132					18,132
Capitalization of interest on own capital - minutes of the December 21 meeting	16,788					16,788
Net income for the year				49,654		49,654
Appropriation of net income						
Legal reserve		2,483		(2,483)		
Proposed dividends (Note 14(c))				(20,000)		(20,000)
Interest on own capital				(19,750)		(19,750)
Profits retention reserve			7,421	(7,421)		
At December 31, 2000	158,466	7,180	69,415		(6,470)	228,591
Capitalization of interest on own capital - minutes of the December 28 meeting	5,100					5,100
Net income for the year				27,976		27,976
Appropriation of net income						
Legal reserve		1,399		(1,399)		
Proposed dividends (Note 14(c))				(20,000)		(20,000)
Interest on own capital				(6,000)		(6,000)
Profits retention reserve			577	(577)		
At December 31, 2001	163,566	8,579	69,992		(6,470)	235,667

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were provided by:				
Operations				
Net income for the year	27,976	49,654	27,976	49,654
Expenses (income) not affecting working capital				
Depreciation	579	603	1,840	1,617
Amortization	545	511	1,005	511
Equity in the results and appreciation of quotas	(41,816)	(53,111)		
Other movements in investments	599	2,634		2,681
Residual value of fixed asset disposals	83		83	
Provision for contingencies	4,443		9,282	
Financial charges on long-term liabilities	7,353		7,353	
Appropriation of receipts			(21)	
Deferred income tax and social contribution	(1,210)		(565)	1,251
Minority interest			4,885	
	(1,448)	291	51,838	55,714
Resources used in operations	1,448			
Third parties				
Transfer from long-term receivables to current	14,551		15,667	5,024
Decrease in investments		10,330		
Dividends received	39,861			
Transfer of investments to current	36,259		30,041	
Transfer of fixed assets to inventories	10,066		11,196	
Decrease in fixed assets		1,924		4,861
Decrease in deferred charges		90		514
Increase in long-term liabilities				
Loans and financings		3,734	16	3,734
Transfer from current		2,683		
Provision for contingencies		9,554		9,554
Deferred results on sales of properties		9,378		48,709
Deferred income				407
Accounts payable for purchase of real estate		1,090		65
Carried forward	100,737	38,783	56,920	72,868

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais **(continued)**

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Brought forward	100,737	38,783	56,920	72,868
Stockholders				
Capital increase	5,100	34,920	5,100	34,920
Participation in working capital and results				4,479
Total funds provided	105,837	73,994	113,858	167,981
Financial resources were used for:				
Operations	1,448			
Increase in long-term receivables	873	7,078	14	2,832
Increase in investments	8,423	40,217		8,012
Increase in fixed assets and deferred charges		243	3,462	3,291
Decrease in long-term liabilities				
Loans and financings		3,355		3,355
Deferred results on sales of properties	4,748	18,663	2,095	60,379
Transfer to current liabilities	36,678		18,455	6,731
Decrease in minority interest			5,840	
Interest on own capital and dividends	26,000	39,750	26,000	39,750
Total funds used	78,170	109,306	55,866	124,350
Increase (decrease) in working capital	27,667	(35,312)	57,992	43,631
Changes in working capital				
Increase (decrease) in current assets	86,005	(5,887)	87,173	63,774
Increase in current liabilities	58,338	29,425	29,181	20,143
Increase (decrease) in working capital	27,667	(35,312)	57,992	43,631

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in
Portuguese to financial statements prepared
in conformity with accounting principles
determined by Brazilian corporate legislation)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Notes to the Financial Statements
at December 31, 2001 and 2000
All amounts in thousands of reais, unless otherwise indicated

1 Operations

The company and its subsidiary and associated companies are engaged in the acquisition, development and sale of residential and commercial properties as well as the rental of commercial properties. They also invest in other companies as shareholder or quotaholder and participate in other real estate investment funds.

2 Significant Accounting Principles and Presentation of the Financial Statements

The financial statements have been prepared in accordance with accounting principles determined by Brazilian corporate legislation and the standards and instructions of the Brazilian Securities Commission (CVM).

In the preparation of financial statements it is necessary to use estimates to record certain assets, liabilities and other operations. The financial statements therefore include various estimates related to the selection of the useful lives of fixed assets, provisions necessary for contingent liabilities and the determination of the provision for taxes and other similar provisions. Therefore, the actual results may differ from those estimated.

(a) Determination of results of developments, sales of properties and others

The costs, commercial expenses and income arising from the development and sale of properties are recognized as established by CVM/SEP/SNC Circular 05/95, in which:

- on credit sales of an unconcludedconcluded unit, the result is appropriated at the time a sale is effected, irrespective of the term for the receipt of the contractual amount;

- on credit sales of an unconcluded unit, the result is appropriated based on the percentage completion of each venture according to the physical measurement of the construction, applied to the total construction cost, readjusted in accordance with the sales contracts conditions.

The other receipts and expenses, including advertising and publicity, are appropriated to results on the accrual basis of accounting.

(b) Current assets and long-term receivables

Properties for sale are stated at cost of acquisition and construction, plus expenditures incurred for properties for sale, which do not exceed their net realizable value.

Financial investments are stated at cost, plus accrued earnings up to the balance sheet date.

The allowance for doubtful accounts receivable is set up by subsidiary companies at amounts considered sufficient to cover estimated losses on realization.

The other assets and receivables are stated at cost or realizable amounts including, when applicable, accrued earnings and monetary variations.

(c) Permanent assets

These assets are stated at cost, monetarily restated up to December 31, 1995, and take into consideration the following aspects:

- Investments in subsidiary, associated companies and real estate investment funds are evaluated by the equity method, plus unamortized goodwill.

- Depreciation of property and equipment is calculated on the straight-line basis at the annual rates listed in Note 9, which take into consideration the economic useful lives of the assets.

(d) Current and long-term liabilities

The provision for budgeted costs to be incurred includes the estimates of budgeted costs of units sold, based on reports issued by the technical area responsible, with an initial contra entry to deferred results on sales of properties. Changes in budgeted costs are recorded as they become known and allocated between cost of sales and deferred results on sales of properties.

The deferred results on sales of properties are represented by the net amount of unit sales, less costs of construction and land and commercial expenses inherent to the respective property developments, which are realized on the percentage-of-completion method.

The other liabilities are stated at known or estimated amounts including when applicable, related charges and monetary or exchange variations.

(e) Income tax and social contribution

Income tax and social contribution on net income are calculated observing the criteria established by fiscal legislation. In the parent company, they are calculated at the standard rate of 15% plus a 10% surcharge for income tax and 9% for social contribution. Certain subsidiary and associated companies with net annual sales lower than R$ 24,000, opted for the presumed profit basis. For these companies, taxable income for income tax and social contribution is calculated at the rates of 8% and 12% on gross revenue, respectively.

Deferred income tax and social contribution attributed to temporary differences in the determination of taxable income and to tax losses recorded in assets, presupposing their future realization. (Note 12).

(f) Consolidated financial statements

The consolidated financial statements comprise the financial statements of Brazil Realty S.A. Empreendimentos e Participações and its subsidiary and associated companies, listed in Note 7. In the consolidated financial statements the intercompany current accounts, receipts and expenses and unrealized profits are eliminated, as well as the investments. Minority interest is disclosed separately. For participations in real estate investment funds and jointly-owned subsidiary companies, in which the parent company has a 50% or lower holding, the financial statements are consolidated proportionally.

All amounts in thousands of reais, unless otherwise indicated

3 Available Funds

	Parent company		Consolidated	
	2001	2000	2001	2000
Cash and banks	286	233	42,377	1,071
Financial investments				
Fixed income	13,956	19,736	25,926	33,112
Variable income	3,282		14,894	62,588
	17,524	19,969	83,197	96,771

Fixed income investments are represented by investments in funds and the variable income (consolidated) comprise mainly C-Bond securities, which amount to R$ 9,854, equivalent to US$ 4,247 (2000 - R$ 52,477 - US$ 26,837). Remuneration of these securities is 4% for a six-month period on their face value. Securities are negotiable at any moment.

4 Marketable Securities

These securities comprise quotas available for sale of the Financial Center de Investimentos Imobiliários, ABC Plaza Shopping (ABC) and JK de Investimento Mobiliário (JK) real estate investment funds.

The quotas of the ABC and JK funds were subject to a secondary distribution, having been offered with the commitment to supplement the earnings of the buyers of these quotas so that they amount to at least 12% per annum on the acquisition price, according to CVM registration CVM/SRE/SEC/2001/009 dated October 17, 2001.

All amounts in thousands of reais, unless otherwise indicated

5 Accounts Receivable

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Current				
Developments	42,288	34,591	107,021	65,558
Rentals	820	749	2,395	2,182
Right of use	1	2	413	54
Resale of properties	1,221	1,596	2,507	2,613
Management services			208	349
Allowance for doubtful accounts			(310)	(1,092)
	44,330	36,938	112,234	69,664
Long-term				
Development	45,570	59,121	94,643	109,310
Sale of fund quotas		1,000		1,000
	45,570	60,121	94,643	110,310

Receivables from sales of development are mostly restated by the National Civil Construction Index (INCC) up to delivery of the keys and afterwards by the General Market Price Index (IGP-M).

All amounts in thousands of reais, unless otherwise indicated

6 Properties for Sale

This account represents the costs of units not yet sold and land for future development, as follows:

	Parent company		Consolidated	
	2001	2000	2001	2000
Properties under construction	52,739	10,111	84,578	28,017
Properties concluded	10,859		10,859	
Land	17,458	7,275	25,911	33,288
	81,056	17,386	121,348	61,305

All amounts in thousands of reais, unless otherwise indicated

7 Investments

The activity and the main information is summarized as follows:

Information on investees	Holding - %		Net equity		Net income (loss) for the year	
	2001	2000	2001	2000	2001	2000
Real estate investment funds						
Centro Têxtil Internacional - (*)	47.44	43.50	44,491	41,545	(758)	105
ABC Plaza Shopping - (*)	19.99		58,892	53,225	17,815	8,565
Tal de Investimento Imobiliário - (*)		0.01		(42)		(24)
Basílio Machado de Investimento Imobiliário - (*)	50.00	50.00	13,899	14,000	2,689	2,232
JK de Investimento Imobiliário - (*)	33.37	34.00	25,062	25,062	2,921	1,705
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	99.99	99.99	47,646	49,978	2,681	13,214
Brazil Realty Administração e Locação Ltda.	99.99	99.99	34,930	32,722	3,789	9,379
Tal de Investimento Imobiliário Ltda.	75.00	75.00	3,035	5,536	(11)	2,814
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	25,228	19,492	18,557	9,431
Fifty de Investimento Imobiliário Ltda. - (*)	50.00	50.00	7,081	4,709	4,012	(274)
Millennium de Investimentos Imobiliários Ltda.	99.99	99.99	28,285	23,686	6,174	9,669
Forest Hill de Investimentos Imobiliários Ltda. - (*)	25.00	25.00	14,369	13,873	496	(48)
Cyset de Investimentos Imobiliários Ltda. - (*)	36.99	36.99	1,957	1,917	20	906
BRC Serviços S/C Ltda.	99.99	99.99	625	(318)	1,078	127
BRX Administração de Shopping Centers - (*)	49.99	99.99	251	184	66	144
Country de Investimentos Imobiliários Ltda. - (*)	50.00	50.00	1,966	3,121	(156)	(206)
Tal Empreendimentos Imobiliários Ltda.	75.00	75.00	13,083	20,616	984	10,776
ABC Realty de Investimento Imobiliário Ltda.	90.00	90.00	9,167	4,911	49	(49)
Dinâmica de Investimento Imobiliário Ltda. - (*)	50.00	50.00	7	8		
Capital Realty de Investimento Imobiliário Ltda.	99.99	99.99	130		(16)	
ABC II de Empreendimento Imobiliário Ltda. - (*)	34.00	34.00	3,657	6,253	(3,550)	(4)

(*) Proportional consolidation.

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Notes to the Financial Statements at December 31, 2001 and 2000

All amounts in thousands of reais, unless otherwise indicated

Movement of investments	At December 31, 2000	Capital subscription	Dividends received	Equity in the results	Other	At December 31, 2001
Real estate investment funds						
Centro Têxtil Internacional	18,066	3,655	(414)	(198)		21,109
ABC Plaza Shopping	10,858		(2,848)	3,619	(a) (3,619)	8,010
Tal de Investimento Imobiliário	3				(3)	
Basílio Machado de Investimento Imobiliário	7,000		(1,396)	1,345		6,949
JK de Investimento Imobiliário	8,521		(991)	991	(a) (2,599)	5,922
Goodwill on acquisition - (b)	2,774				(484)	2,290
	47,222	3,655	(5,649)	5,757	(6,705)	44,280
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	49,979		(12,086)	9,753		47,646
Brazil Realty Administração e Locação Ltda.	32,723		(1,582)	3,789		34,930
Tal de Investimento Imobiliário Ltda.	4,152		(1,867)	(9)		2,276
Cybra de Investimento Imobiliário Ltda.	14,619		(9,270)	13,612		18,961
Fifty de Investimento Imobiliário Ltda.	2,355		(820)	2,006		3,541
Millennium de Investimentos Imobiliários Ltda.	23,687		(1,564)	6,173		28,296
Forest Hill de Investimentos Imobiliários Ltda.	3,746			124	(278)	3,592
Cyset de Investimentos Imobiliários Ltda.	709			15		724
BRC Serviços S/C Ltda.			(135)	1,078	(318)	625
BRX Administração de Shopping Centers	92			33		125
Country de Investimentos Imobiliários Ltda.	1,561		(500)	(78)		983
Tal Empreendimentos Imobiliários Ltda.	15,462		(6,388)	738		9,812
ABC Realty de Investimento Imobiliário Ltda.	4,420	4,246		48		8,714
Dinâmica de Investimento Imobiliário Ltda.	4					4
Capital Realty de Investimento Imobiliário Ltda.		136		(16)		120
ABC II de Empreendimento Imobiliário Ltda.	2,128	386		(1,207)		1,307
	155,637	4,768	(34,212)	36,059	(596)	161,656
	202,859	8,423	(39,861)	41,816	(7,301)	205,936

(a) Transferred to marketable securities (Note 4).

(b) The goodwill on investments in Fundo ABC Plaza and Fundo Basílio Machado will be amortized over ten years or upon sale of the investment.

All amounts in thousands of reais, unless otherwise indicated

8 Other Investments

This account represents the cost of real estate acquired for the Faria Lima development, including improvements. The balance was transferred during 2001 to current assets - Properties for sale, since the property was made available for sale.

9 Property and Equipment

	Parent company		Consolidated		Annual
	2001	**2000**	**2001**	**2000**	**depreciation rate - %**
Land	5,315	8,155	17,407	20,247	
Buildings	13,864	24,964	60,557	67,855	1.27 to 2.5
Machinery and equipment	78	3,624	78	3,624	10
Furniture and fixtures	220	217	220	217	10
Telephone lines	196	196	196	196	
Computers	425	388	425	388	20
Construction in progress		89	717	2,277	
Other	342	342	316	316	
	20,440	37,975	79,916	95,120	
Accumulated depreciation	(1,699)	(8,506)	(6,207)	(11,754)	
	18,741	29,469	73,709	83,366	

The annual depreciation rates of buildings reflect the remaining estimated useful lives as revised by an independent appraiser in 1997.

All amounts in thousands of reais, unless otherwise indicated

10 Loans and Financings

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Fixed rate notes - US$ 20,145 thousand	46,728	39,375	46,728	39,375
Financings - local currency	7,335	7,870	7,351	7,871
Loans		332		15,331
Interest payable	2,130	1,815	2,130	1,815
	56,193	49,392	56,209	64,392
Current	(9,465)	(6,704)	(9,465)	(21,704)
Long-term	46,728	42,688	46,744	42,688

Fixed rate notes (debt securities) - In July 1997 the parent company obtained US$ 75,000 thousand, realizing in 1998 and 1999 the repurchase and canceling of US$ 54,855 thousand. The notes mature in July 2005, with semiannual interest payments of 10.05% per annum, and may be redeemed in advance in July 2002, through a purchase and sale option. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfers of assets, leaseback transactions, transactions with affiliates, mergers, incorporations and others. All details of the public offering are described in the offering prospectus published on July 16, 1997.

The financings in local currency are subject to interest of 12.5% per annum plus the Referential Rate (TR) variation, maturing in July, November and December 2002. Receivables from developments were offered in guarantee of these financings.

All amounts in thousands of reais, unless otherwise indicated

11 Deferred Results on Sales of Properties

	Parent company		Consolidated	
	2001	2000	2001	2000
Deferred sales revenue	51,747	71,870	115,470	125,077
Deferred cost of sales	(44,038)	(56,275)	(67,725)	(71,142)
Deferred commercial expenses	(2,340)	(5,478)	(2,576)	(6,671)
Deferred profit	5,369	10,117	45,169	47,264

12 Deferred Income Tax and Social Contribution

(a) Deferred

Deferred income tax and social contribution on net income were calculated in accordance with the criteria mentioned in Note 2(e), and may be summarized as follows:

	Parent company	Consolidated
Assets		
On tax losses	4,408	4,408
On temporarily non-deductible amounts	5,304	5,304
On difference between revenue taxed on the cash basis and the amount recognized on the accrual basis - percentage of completion of developments		379
	9,712	10,091
Liabilities		
On difference between revenue taxed on the cash basis and the accrual basis - percentage of completion of developments	(5,609)	(7,797)

All amounts in thousands of reais, unless otherwise indicated

	Parent company	Consolidated
Net amount of deferred income tax and social contribution - asset and liability		
At December 31, 2001	4,103	2,294
At December 31, 2000	(2,893)	(1,729)
Credit to results of operations	1,210	565

At December 31, 2001 the parent company has the following credits to offset or deduct from future taxable income: (a) tax losses of R$ 12,527 for income tax and R$ 14,179 for social contribution and (b) temporarily non-deductible expenses in the determination of the calculation basis of income tax and social contribution of R$ 16,038 and R$ 14,386, respectively.

(b) For the year

As mentioned in Note 2(e), the charge for the year for income tax and social contribution on net income was calculated by the subsidiary and associated companies mainly on the presumed profit method.

All amounts in thousands of reais, unless otherwise indicated

13 Provision for Contingencies

This provision refers to lawsuits still in process related to the questioning of the following main taxes:

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
COFINS on sale of properties	8,287	7,554	8,287	7,554
Total offset of tax losses (financial charges)	3,844	2,000	3,844	2,000
Expansion of the calculation basis of PIS and COFINS	1,866		1,866	
COFINS and CSL in companies without employees			4,904	
Other				65
	13,997	9,554	18,901	9,619

PIS - Social Integration Program
COFINS - Social Contribution on Revenues
CSL - Social Contribution on Net Income

14 Stockholders' Equity

(a) Capital

Capital comprises 82,502,800 registered nominative shares, with no nominal value, of which 38,500,000 are common shares and 44,002,800 are preferred.

All amounts in thousands of reais, unless otherwise indicated

The Administrative Council is authorized to increase capital, independently of a general meeting or statutory reform, up to the limit of 140,000,000 shares. On December 28, 2001, the Administrative Council approved a capital increase, without the issue of new shares, of R$ 5,100, via capitalization of the amount credited to stockholders for interest on own capital (2000 - R$ 16,788), net of withheld income tax.

Preferred shares are non-voting, but they have priority in the payment of dividends and capital reimbursement and receive dividends 10% higher than common shares.

(b) Treasury shares

2,722,000 preferred shares are held in treasury, mostly acquired in 1998. Shares were quoted at R$ 2.00 each (2000 - R$ 2.84).

(c) Appropriation of net income for the year

Net income for the year, after the offsets and deductions prescribed by law and in conformity with the by-laws, is appropriated as follows:

. 5% to the legal reserve, until it reaches 20% of paid-up capital.

. 25% of the balance, after the legal reserve transfer, to be used for payment of the obligatory minimum dividend to all stockholders.

. Set up of a profits retention reserve based on company budgets to finance additional purchases of fixed assets, working capital and expansion activities. It can be formed with up to 100% of the remaining net income after legal and statutory appropriations, but may not exceed paid-up capital.

All amounts in thousands of reais, unless otherwise indicated

The calculation of proposed dividends is as follows:

	Parent company	
	2001	2000
Net income for the year	27,976	49,654
Legal reserve transfer	(1,399)	(2,483)
Calculation basis	26,577	47,171
Obligatory minimum dividend - %	25	25
Obligatory minimum dividend	6,644	11,793
Supplementary dividend	13,356	8,207
Proposed dividends	20,000	20,000

Dividends per share are summarized as follows:

Share	Number of shares	Shares with right to dividends	Dividends to distribute	Dividends per thousand shares - whole R$
Preferred	44,002,800	41,280,800	10,824	262.20
Common	38,500,000	38,500,000	9,176	238.36
	82,502,800	79,780,800	20,000	

All amounts in thousands of reais, unless otherwise indicated

15 Related Companies

Balances presented in the parent company financial statements are as follows:

		Assets		Liabilities	
		2001	**2000**	**2001**	**2000**
(a)	**Related companies**				
	Fifty de Investimento Imobiliário Ltda.	5,053	3,983		
	Cybra de Investimento Imobiliário Ltda.	148	129	2,094	29
	BRX Administração de Shopping Centers	79	390		
	BRC Serviços S/C Ltda.	128	842		
	Country de Investimentos Imobiliários Ltda.	1,923	1,418		
	Brazil Realty Administração e Locação Ltda.		67	19,528	12,845
	Brazil Realty Serviços e Investimentos Ltd.	290			956
	Centro Têxtil Internacional			9	
	Capital Realty de Investimento Imobiliário Ltda.	81			
	Millennium de Investimentos Imobiliários Ltda.			9,568	16,421
		7,702	6,829	31,199	30,251
(b)	**Current accounts with partners in investments**				
	Cybra de Investimento Imobiliário Ltda.			9,433	
	Forest Hill de Investimentos Imobiliários Ltda.			3,928	
	ABC Realty de Investimento Imobiliário Ltda.			714	
	Fifty de Investimento Imobiliário Ltda.			442	
	Country de Investimento Imobiliário Ltda.			414	
	Cyset de Investimento Imobiliário Ltda.			1	
	Amount of balance with related parties			14,932	

All amounts in thousands of reais, unless otherwise indicated

The company uses the structure of other companies of the Cyrela Group (holding company of Cyrela Empreendimentos Imobiliários Ltda.) to develop its activities and disbursed approximately R$ 12,518 in 2001 (2000 - R$ 13,476), for the following services: financial, legal, collection, accounts payable, marketing, engineering, purchases, human resources, data processing, project administration and labor used on developments.

The company has loan transactions with subsidiary and associated companies. The loan between the parent company and Brazil Realty Serviços e Investimentos Ltd. is restated based on the U.S. dollar exchange rate variation. The other balances are not subject to restatement, and there are no financial charges nor predetermined maturities.

16 Benefits

The company does not have private pension plans for its employees, but makes monthly contributions based on the payroll to retirement funds and the official social security program, which are recorded as expenses on the accrual basis of accounting.

The company has a statutory authorization to grant options to its managers, employees and services providers to purchase its shares, according to Attachment II to the minutes of the ordinary and extraordinary general meetings held on April 30, 1999. Up to December 31, 2001 no purchase options granted had been exercised.

17 Financial Instruments

The company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

Financial investments are indexed at contractual rates, reflecting usual market conditions as of December 31, 2001. Conditions and terms of loans and financings are given in Note 10.

The estimated market values of the financial assets and liabilities as of December 31, 2001, do not differ substantially from those recognized in the financial statements.

Investments in subsidiary and associated companies are not listed on stock exchanges and therefore sufficient information to estimate a market value is not available.

18 Insurance

The company and its subsidiary and associated companies have civil responsibility insurance, related to personal damages to third parties and material damage to tangible assets, as well as coverage for risks such as fire, lightning, electrical damages, natural phenomena or gas explosion at insured properties. The coverage is considered sufficient by management to cover eventual risks on its assets and/or its responsibilities.

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